InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

February 9, 2016

BY EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	InnerWorkings, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 6, 2015 File No. 000-52170

Dear Ms. Raminpour:

Set forth below are the responses of InnerWorkings, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated January 20, 2016, relating to the Company’s Form 10-K for the year ended December 31, 2014, filed with the Commission on March 6, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions, page 44

Comment No. 1

We note from your response to prior comment 5 that experience with similar acquisitions is considered in your determination of the fair value of the contingent consideration liability. Given the significant amounts of income recorded in recent years related to the change in fair value of contingent consideration, please tell us how, if you consider experience with similar acquisitions, you continue to have material amounts of income recorded as adjustments to the liability subsequent to the acquisitions. In this regard, although the change in the contingent consideration liability for Production Graphics may relate to alleged inflation of financial results by the previous owner, your more recent DB Studios acquisition also has a significant change in contingent consideration liability. In addition, we note that the initial cash consideration paid for the 2013 DB Studios acquisition was $6.5 million and the contingent consideration recorded in purchase accounting was $36 million. Please tell us why this acquisition was structured so that the cash price at acquisition was much less significant than amounts to be paid in subsequent years. Your response should fully address your process for estimating the contingent consideration liability at the date of acquisition, how the forecasted results of the acquired entities are determined, and how you determine the discount rates used in your analysis. We may have further comment upon receipt of your response.

Ms. Melissa Raminpour

February 9, 2016

Response:

Experience Prior to DB Studios Acquisition

The Company advises the Staff that at the time of the acquisition of DB Studios (“DB”) in March 2013, the income related to the revaluation of Productions Graphics’ contingent consideration was unknown and not yet restated to the Company’s 2012 financial statements. The restatement was first reflected when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2013, which occurred approximately one year after the acquisition of DB. As discussed below, prior to the acquisition of DB, the Company had not experienced any significant adjustments to the value of the contingent consideration payable in its acquisitions. For additional information regarding the prior experience the Company considered in determining the fair value of the DB contingent consideration, please see “—Process for Determination of Fair Value of Contingent Consideration for DB Studios” below.

Acquisition Structure for DB Studios

The Company advises the Staff that it often structures the total purchase price consideration for businesses it acquires with an initial cash payment, followed by a more significant amount in contingent consideration to be paid in subsequent years. Since 2010, the Company has utilized this structure for substantially all of its acquisitions. The Company believes this structure is the best way to protect the Company’s stockholders from any substantial decline in the performance of the acquired business following the acquisition. The total purchase price consideration for the acquisition of DB was structured in this manner.

In general, the Company values businesses it acquires based on a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”). With respect to the acquisition of DB, the purchase agreement implies a multiple of six times EBITDA (based on an approximate $7.0 million in trailing twelve-month EBITDA and a projected revenue growth rate of 10% for the following year), and was comprised of a $7.0 million initial cash payment (minus a closing working capital adjustment) and up to $45.0 million in contingent consideration. As the purchaser, it is in the Company’s best interest to obtain (i) the lowest EBITDA multiple and (ii) the lowest initial cash payment that can be agreed upon with sellers. These two factors are negotiated in each acquisition.

Ms. Melissa Raminpour

February 9, 2016

Process for Determination of Fair Value of Contingent Consideration for DB Studios

The Company estimated the fair value of the $45.0 million of contingent consideration to be $36.0 million at the time of the DB acquisition. The Company estimated the fair value using a present value methodology calculation. Specifically, the Company applied a risk-adjusted discount factor to expected future earnout payments tied to the acquisition’s performance. The fair value determination for DB was prepared consistently with that of the Company’s prior similarly-structured acquisitions, and the Company had not historically experienced any significant adjustments to the value of the contingent consideration in such acquisitions.

At the time of the acquisition, both the specific aspects of the transaction and the Company’s past experience with similar transactions indicated that it was highly likely that DB would meet its annual earnout targets and relatively less likely that DB would meet its cumulative earnout target. The Company used its experience as well as information specific to the DB transaction (described more fully below) to estimate the probability of each year’s earnout target being achieved. The annual earnout payments were assigned a higher probability, and the cumulative earnout payment received a lower probability as part of the present value methodology calculation.

In determining the probability weighting of the negotiated cash earnout payouts, the Company considered the following:

•	The historical financial statements provided by DB: DB’s historical results reflected a trailing twelve-month EBITDA of $7.0 million and a track record of growth.

•	The forecasted sales provided by DB to the Company: The seller’s forecasts, which included projected sales by client and client program, indicated sales growth of 10%.

•	The relative difficulty of achieving the earnout targets compared to historical performance: For DB, the annual targets required no growth (i.e., the structure provided for maximum annual earnout payments based on average annual EBITDA performance of $7.0 million in each year, and over-performance in any earnout year could offset under-performance in any other earnout year) and were thus considered highly likely of being met. The cumulative earnout period target required consistent growth and was therefore considered less probable.

•	The Company’s past experience with similar acquisitions: The DB acquisition structure was similar in many respects to other Company acquisitions, and in the vast majority of these comparable deals, the annual earnout targets were subsequently achieved. While not all the Company’s earnouts included a cumulative target, the Company’s past experience indicated that such targets were usually less likely to be met.

•	Due diligence performed by the Company: This process included interviews with key employees, customers and suppliers of DB which provided confirming information regarding both DB’s track record and its forecasts.

Ms. Melissa Raminpour

February 9, 2016

Given the structure of the earnout, the high likelihood that the annual targets would be achieved, and the use of probabilities to estimate expected earnout payments, the Company estimated that 2% over the risk-free rate represented a reasonable approximation of the risk premium that market participants would require and thus used this risk-adjusted rate to discount the probability weighted expected earnout payments in the valuation for the contingent consideration liability.

17. Business Segments, page 59

Comment No. 2

We note from your response to our prior comment 7 that you do not record each revenue transaction to a specific product or service category and therefore you believe it is impracticable to report your revenue by each product or service, or similar product or service category. However, we note from your discussion in MD&A and your earnings calls that you attribute the changes in gross profit in 2014 to favorable product category mix. In light of this apparent analysis by product category, please provide us further detail as to why you are not able to provide the disclosures as required by ASC 280-10-50-40. Please note that this disclosure is not required for each product category, but products may be grouped into larger, similar categories.

Response:

The Company advises the Staff that it does not record revenue transactions by product or service category, but rather by customer. In certain instances, however, significant individual transactions or fluctuations in revenue from specific customers can drive an identifiable change in Company gross profit margins as a result of the particular product or service category of such customers as compared to other periods. The Company reports any such transaction or fluctuation in MD&A and on earnings calls in order to provide investors with additional insight into the Company’s results. Although the Company is able to provide certain information regarding drivers of its profit margins within product or service categories in unique circumstances, the Company’s operations and accounting systems are not able to track revenue in a way that makes it practicable to consistently report revenue by specific product or service category with any specificity.

* * *

Ms. Melissa Raminpour

February 9, 2016

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 999-1900.

Respectfully submitted,

/s/ Jeffrey P. Pritchett

Chief Financial Officer

cc:	Eric D. Belcher
Ronald Provenzano